IQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

____________________________________________________________________________________________________________

Via EDGAR

October 29, 2019

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Paul Fisher

Re: IQSTEL Inc.

Offering Statement on Form 1-A/A

Filed on September 25, 2019

File no. 024-10950

Dear Mr. Fisher:

I write on behalf of IQSTEL Inc., (the “Company”) in response to Staff’s letter of October 17, 2019, by Division of Corporation Finance Office of Telecommunications, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Offering Statement on Form 1-A/A, filed September 25, 2019 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No.5 to Form 1-A filed September 25, 2019

Management's Discussion and Analysis Operating Expenses, page 8

1.For six months ended June 30, 2019, please expand to discuss the underlying factors that caused operating expenses with material changes i.e. Salaries, Wages and Benefits, Professional fees and Advertising costs.

In response to this comment, we have expanded the discussion on the underlying factors that caused operating expenses with material changes.

Description of Business

Recently completion of Acquisition of SwissLink Carrier AG, page 24

2.Please file the SwissLink acquisition agreement as an exhibit as well as the material outstanding loans from the seller of SwissLink that are referenced in the agreement and on page 24 of the offering circular.

In response to this comment, we have included the following documents as exhibits:

•Exhibit 14.1 SwissLink acquisition agreement.

•Exhibit 14.2 Loan agreement between Swissphone Wireless AG and Swissphone Carrier AG.

•Exhibit 14.3 Loan agreement between Swissphone Wireless AG and Swissphone Carrier AG (English).

•Exhibit 14.4 Loan transfer agreement between Swissphone Wireless AG and Ralf Koehler.

•Exhibit 14.5 Loan transfer agreement between Swissphone Wireless AG and Ralf Koehler (English).

•Exhibit 14.6 Certification of English translation of Loan Agreement and Loan Transfer Agreement.

•Exhibit 14.7 SwissLink Shareholders resolution changing company name from Swissphone Carrier AG to Swisslink Carrier AG.

•Exhibit 14.8 Loan agreement for CHF200,000 from Ralf Koehler to Swisslink Carrier AG.

Security Ownership of Certain Beneficial Owners and Management, page 37

3.Please re-insert Metrospaces Inc. in the beneficial ownership table.

In response to this comment, we have re-inserted Metrospaces Inc.

Consolidated Financial Statements as of and for Period Ended June 30, 2019 Notes to the Unaudited Consolidated Financial Statements

Note 13 - Subsequent Events , page F-29

4.You indicated that you issued 187,500 shares for the 51% equity interest of SwissLink Carrier AG in August, 2019. We further note in Exhibit 15.3 Unaudited Pro Forma Financial Statements that you issued 343,512 shares of common stock upon the closing of the transaction. Please explain the discrepancies and revise accordingly.

The payment for the acquisition of SwissLink Carrier AG, was agreed to be done with $50,000 in cash and the balance of $450,000 in common shares of iQSTEL with an initial price per share of $2.40; giving us a number of 187,500 shares ($450,000 / 2.40 $ per shares = 187,500 shares) to be issue; but the purchase agreement included a clause to adjust the number of shares to be ultimately issued if the price of the shares was less than $2.40 at the closing date. Since at the closing date the price of the shares was $1.31 the total shares to be issued to the Seller should be 343,512, and this was the total shares finally issue to the Seller.

The discrepancy is an involuntary error caused by the difference in share price for the final calculation of the number of shares that were to be issued and that were finally issued as explained above.

We have made the appropriated changes in order to be consistent in the information shown along the document and the exhibits.

Exhibit 15.2 Unaudited Financials for SwissLink Carrier AG for the Three Months Ended March 31, 2019, page 41

5.Please update and provide the unaudited interim financial statements and related footnote disclosure of SwissLink Carrier AG as of and for the six months ended June 30, 2019.

In response to this comment, we have updated the unaudited interim financial statements and related footnotes of SwissLink Carrier AG as of and for the six months ended June 30, 2019.

Exhibit 15.3 Unaudited Pro Forma Combined Financial Statements , page 41

Please update to reflect the unaudited pro forma combined financial statements as of and for the period ended June 30, 2019.

In response to this comment, we have updated the unaudited pro forma combined financial statements as of and for the period ended June 30, 2019.

Sincerely,

/s/ Leandro Iglesias

Leandro Iglesias